SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	February	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated February 11, 2008.

This report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3, F-10 and S-8 that have been filed with the Securities and Exchange Commission.

Document 1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Crystallex International Corporation (“Crystallex”) 18 King St. East, Suite 1210 Toronto, Ontario M5C 1C4

Item 2	Date of Material Change
February 11, 2008

Item 3	News Release
News releases were issued under section 7.1 of National Instrument 51-102 and transmitted by Marketwire on February 11, 2008.

Item 4	Summary of Material Change
Crystallex completed its previously announced public offering.
Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Crystallex completed its previously announced public offering with the issue and sale of 32,890,000 units at C$2.10 per unit for gross proceeds of C$69,069,000, including 4,290,000 units issuable upon the exercise of the over-allotment option by the underwriters.  The syndicate of underwriters for the offering was led by Macquarie Capital Markets Canada Ltd. and includes GMP Securities L.P., Haywood Securities Inc. and Wellington West Capital Markets Inc.

5.2	Disclosure for Restructuring Transactions
Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Neither subsection 7.1(2) nor (3) is being relied upon.

Item 7	Omitted Information

No Information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Gordon Thompson President and Chief Executive Officer Telephone: 416.777.7329

Item 9	Date of Report
February 11, 2008.

CRYSTALLEX INTERNATIONAL CORPORATION

/s/ Gordon Thompson
Gordon Thompson President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	February 11, 2008	By:	/s/ Hemdat Sawh
Name: Hemdat Sawh Title: Chief Financial Officer